UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 1-32525

A.         Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERIPRISE FINANCIAL 401(k) PLAN

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERIPRISE FINANCIAL, INC.

 55 Ameriprise Financial Center

Minneapolis, MN  55474

Ameriprise Financial 401(k) Plan

Financial Statements and Supplemental Schedules

As of December 31, 2008 and 2007

and for the years ended December 31, 2008 and 2007
and Report of Independent Registered Public Accounting Firm

Ameriprise Financial 401(k) Plan

Form 11-K

For the year ended December 31, 2008

Report of Independent Registered Public Accounting Firm

The Employee Benefits Administration Committee
Ameriprise Financial, Inc.

We have audited the accompanying statements of net assets available for benefits of the Ameriprise Financial 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent deposits of participant contributions for the year ended December 31, 2008, and assets (held at end of year) as of December 31, 2008, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
June 19, 2009

Ameriprise Financial 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investments:
Investments at fair value:
Mutual funds	$264,279,110	$407,813,200
Collective investment funds	102,817,557	183,715,331
Ameriprise Financial Stock Fund	42,967,936	76,519,895
Self-Managed Brokerage Account	79,834,953	132,883,853
Income Fund:
Investment contracts	77,559,849	74,935,343
Other income fund investments	14,402,934	5,211,101
Participant loans	19,143,155	19,594,095
Total investments at fair value	601,005,494	900,672,818
Adjust investment contracts to contract value	(2,315,060)	(754,540)
Total investments	598,690,434	899,918,278

Receivables:
Investment income	2,362	10,408
Due from brokers	303,066	438,410
Employer contributions, net of forfeitures	5,534,233	11,685,157
Total assets	604,530,095	912,052,253

Liabilities
Payable for securities purchased	303,048	1,351,176

Net assets available for benefits	$604,227,047	$910,701,077

See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2008	2007
Contributions:
Employer, net of forfeitures	$26,255,023	$31,710,460
Participant	45,608,633	44,655,081
Participant rollovers or transfers	1,819,220	2,920,152
Total contributions	73,682,876	79,285,693

Investment income (loss):
Interest and dividends	11,516,289	33,223,028
Interest on participant loans	1,340,789	1,252,807
Net realized/unrealized appreciation (depreciation):
Mutual funds	(148,375,535)	(8,701,699)
Collective investment funds	(83,815,889)	18,622,700
Ameriprise Financial Stock Fund	(44,328,201)	(348,743)
Self-Managed Brokerage Account	(56,976,435)	(963,866)
Income Fund	3,951,344	4,223,889
American Express Company Stock Fund	—	(10,618,107)
Total net realized/unrealized appreciation (depreciation)	(329,544,716)	2,214,174
Total investment income (loss)	(316,687,638)	36,690,009

Total contributions and investment income (loss)	(243,004,762)	115,975,702

Withdrawal payments	(63,469,268)	(118,746,202)

Net decrease in net assets available for benefits	(306,474,030)	(2,770,500)

Net assets available for benefits at beginning of year	910,701,077	913,471,577

Net assets available for benefits at end of year	$604,227,047	$910,701,077

See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

General

The Ameriprise Financial 401(k) Plan (the “Plan”), which became effective October 1, 2005, is a defined contribution pension plan. Under the terms of the Plan, regular full-time and part-time employees of Ameriprise Financial, Inc. and its participating subsidiaries (the “Company”) can make contributions to the Plan and are eligible to receive Company contributions on the first full pay period after completing 60 days of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore, does not include all situations and limitations covered by the Plan.

Administration of Plan Assets

Ameriprise Trust Company (“ATC”), a wholly-owned subsidiary of Ameriprise Financial, Inc., was the trustee and recordkeeper of the Plan through March 31, 2007. Effective April 1, 2007, the 401(k) Investment Committee changed its Plan trustee and recordkeeper from ATC to Wachovia Bank, National Association (“Wachovia”). Wachovia was the trustee and recordkeeper of the Plan as of December 31, 2008 and 2007. The Plan is administered by the Company’s Employee Benefits Administration Committee (“EBAC”). The Company’s 401(k) Investment Committee selects the investment options offered to participants under the Plan and directs the manner in which investment options unique to the Plan are invested. Members of the EBAC and members of the 401(k) Investment Committee are determined based upon job title as specified in the Plan.

Plan Fees and Expenses

Fees, commissions, and other charges and expenses that are attributable to administering the Plan are paid from the related trust (the “Trust”), unless paid by the Company. The Company currently pays a portion of the cost of administering the Plan, including fees of the auditors, counsel and certain investment managers.

The majority of the cost of administering the Plan, including fees of the trustee, recordkeeper, and investment managers, are paid from the fees associated with the investment options offered under the Plan. In addition, expenses related to investment of the 401(k) Plan funds, for example, brokerage commissions, stock transfer or other taxes and charges incurred for the purchase or sale of the funds’ investments, are generally paid out of the applicable fund. Fees paid out of the fund reduce the return of that fund. The participant pays for fees and expenses of the Self-Managed Brokerage Account (“SMBA”) and administrative loan origination fees.

Contributions

The Plan currently provides for the following contributions:

Elective Contributions

Each pay period, participants may make before-tax, Roth 401(k), and after-tax (up to 10% of base salary) contributions, or a combination of any of the three, not to exceed 80% of their base salary to the Plan through payroll deductions. The Internal Revenue Code of 1986, as amended (the “Code”), imposes a limitation on participants’ before-tax contributions to plans, which are qualified under Code Section 401(k), and other specified tax favored plans. This limit per the Code was $15,500 for employees under age 50 and $20,500 for employees over age 50 for 2008 and 2007. The Plan complied with nondiscrimination requirements under the Code for 2008 and 2007.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2008

1. Description of the Plan (continued)

Fixed Match Contributions

On the first full pay period following completion of 60 days of service, the Company matches participants’ before-tax and/or Roth 401(k) contributions biweekly on a dollar for dollar basis up to 3% of base salary. Total Fixed Match Contributions for the plan years ended December 31, 2008 and 2007 were $15,130,053 and $14,449,559, respectively.

Variable Match Contributions

The Company may make an annual discretionary Variable Match Contribution of 0% to 200% of participants’ Fixed Match Contributions. Variable Match Contributions for any plan year are based primarily on Company performance. Participants must have completed 60 days of service and be employed on the last business day of the plan year (or if disabled and have received Fixed Match Contributions for the plan year) to be eligible for any Variable Match Contribution. The amount of the Variable Match Contributions for any plan year is determined at the sole discretion of the Board of Directors of the Company. There is no assurance that Variable Match Contributions will be made to the Plan for any particular plan year. The total Variable Match Contribution for 2008 of $5,534,233, net of forfeitures of $1,544,671, was made in February 2009. The total Variable Match Contribution for 2007 of $11,678,439, net of forfeitures of $1,766,185, was made in February 2008.

Company Stock Contributions

On the first full pay period following completion of 60 days of service, the Company contributes 1% of base salary biweekly regardless of whether the eligible employee contributes to the Plan. This contribution is invested in the Ameriprise Financial Stock Fund. However, participants are allowed to immediately transfer their balance among the other investment options. Total Company Stock Contributions for the plan years ended December 31, 2008 and 2007 were $5,590,737 and $5,571,498, respectively.

Limit on Contributions

For purposes of the Plan, base salary is a participants’ regular cash compensation up to $230,000 in 2008 before tax deductions and certain other withholdings. Base salary does not include bonuses, overtime, commissions and certain other amounts.

Rollover Contributions

A rollover is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers into the Plan are not eligible for Company contributions.

Transfer of Account Balances

Participants may initiate a transfer of their existing account balances on any business day the New York Stock Exchange is open, with the exception of the SMBA. The SMBA has a minimum initial transfer of $3,000.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2008

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their before-tax, Roth 401(k), after-tax, and rollover contributions and income and appreciation on the foregoing. Fixed Match, Variable Match and Company Stock Contributions are vested on a five-year graded schedule of 20% per year of service with the Company or if the participant retires at or after age 65, becomes disabled or dies. Profit Sharing Contributions, which were replaced with Variable Match Contributions effective January 1, 2007, and income and appreciation thereon, are fully vested after five years of service, upon retiring at or after attaining age 65, upon becoming disabled or at death. Company Profit Sharing, Fixed Match, Variable Match and Company Stock Contributions not vested at the time of termination of employment are forfeited and used to reduce future Company contributions. Forfeitures for the plan years ended December 31, 2008 and 2007 were $1,664,897 and $1,903,467, respectively.

Tax Deferrals

As long as the Plan remains qualified and the Trust remains tax exempt, amounts invested in the Plan through participant and Company contributions and rollovers, as well as the income and appreciation on such amounts, are not subject to federal income tax until distributed to the participant.

Distributions and Withdrawals

If employment ends, participants are eligible to receive a distribution of their vested account balance. Participants (or their beneficiaries) may elect to receive their accounts as a single lump-sum distribution in cash, whole shares of Ameriprise Financial, Inc. common shares, mutual funds shares held under the SMBA, or a combination of cash and shares. A participant may request a withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code.

Loan Program

The EBAC has the power to establish, interpret and administer a uniform and nondiscriminatory loan program which the trustee must observe in making loans, if any, to active participants and other parties in interest. Such individuals shall be eligible for loans pursuant to such uniform and nondiscriminatory loan program. Such loan program shall be evidenced by a written document separate from the Plan and Trust.

Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50 percent of their account balance. Beginning in 2008, an administrative loan origination fee of $75 per loan is paid by the participant and is deducted from the proceeds of the loan. Loan terms range from up to 59 months or up to 359 months if the loan is used towards the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of the prime rate as reported in the Wall Street Journal on the first business day of the month before the date the loan is originated. Principal and interest payments will be deducted automatically from the participant’s pay each period. If the participant’s service with the Company ends for any reason, the entire principal and interest of any outstanding loan will be immediately due and payable within 45 days. A loan will be considered in default if payments are not received by the Plan within 90 days following the date payment is due under the note. Loans not repaid within that timeframe will be reported as taxable distributions.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2008

2. Significant Accounting Policies

Valuation of Investments

Investments are reported at fair value. See Note 6 for information on the Plan’s accounting policies related to valuation of investments. Defined-contribution plans are required to report investment contracts at contract value and also report fair value; therefore, a reconciliation of fair value to contract value is presented on the Statements of Net Assets Available for Benefits.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Other

Purchases and sales of securities are reflected on a trade-date basis. The cost of securities sold is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on the accrual basis. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest arose.

The accompanying financial statements have been prepared on the accrual basis of accounting and include the use of management estimates in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

3. Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The provisions of SFAS 157 are required to be applied prospectively as of the beginning of the fiscal year in which SFAS 157 is initially applied, except for certain financial instruments as defined in SFAS 157 which will require retrospective application of SFAS 157. Effective January 1, 2008, the Plan adopted SFAS 157, which did not have a material effect on the Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits. See Note 6 for additional information regarding the fair value of the Plan’s assets.

4. Investments

Investment Elections

A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions or transfer existing account balances on any business day the New York Stock Exchange is open, with the exception of the SMBA. The SMBA has a minimum initial transfer of $3,000. Future contributions cannot be made directly to the SMBA.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2008

4. Investments (continued)

Investment Options

A summary of investment options at December 31, 2008 is set forth below:

Mutual Funds — The “RiverSource® Funds” — the RiverSource Diversified Bond Fund, RiverSource Balanced Fund, RiverSource Retirement Plus 2010 Fund, RiverSource Retirement Plus 2015 Fund, RiverSource Retirement Plus 2020 Fund, RiverSource Retirement Plus 2025 Fund, RiverSource Retirement Plus 2030 Fund, RiverSource Retirement Plus 2035 Fund, RiverSource Retirement Plus 2040 Fund, RiverSource Retirement Plus 2045 Fund, RiverSource Mid Cap Value Fund, RiverSource Diversified Equity Income Fund and RiverSource Disciplined Equity Fund — are mutual funds offered to the general public. Each of the RiverSource Funds is managed by RiverSource Investments, LLC, a wholly-owned subsidiary of the Company. James Small Cap Fund is managed by James Investment Research. Alger Small Cap Growth Institutional Fund is managed by Alger Group.

Collective Investment Funds — The RiverSource Trust Equity Index Fund III is a collective fund, managed by Ameriprise Trust Company. Wellington Trust Mid Cap Growth Portfolio and Wellington Trust Large Cap Growth Portfolio are managed by Wellington Management Company LLP. AllianceBernstein International Style Blend Collective Fund is managed by AllianceBernstein LP.

Ameriprise Financial Stock Fund — Considered to be an Employee Stock Ownership Plan (“ESOP”). The Fund invests primarily in the Company’s common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents.

Self-Managed Brokerage Account (Mutual Funds only) — The SMBA gives participants the freedom to invest in a wide variety of mutual funds in addition to the other aforementioned investment options. Participants are provided a list of over 600 mutual funds to make choices and investment selections of their own design.

Income Fund — Invests primarily in various investment contracts, directly or indirectly, offered by the U.S. Government, insurance companies or other financial institutions. See Note 5 for a more comprehensive discussion of investment contracts. Ameriprise Trust Company is the investment manager for the Income Fund. The fund also invests in the RiverSource Trust Money Market Fund I (which invests primarily in short-term debt instruments), the RiverSource Government Income Fund (which invests primarily in U.S. Treasury, Agency and mortgage-backed securities) and the RiverSource Trust Stable Capital Fund I (which invests primarily in a diversified pool of high quality bonds together with book value contracts of varying maturity, sizes and yields). The goal of these funds is to maximize current income consistent with the preservation of principal.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2008

4. Investments (continued)

At December 31, 2008 and 2007, investments with a fair value representing 5% or more of the Plan’s net assets available for benefits were as follows:

Description	Number of Shares	Cost	Fair Value

2008
Mutual Funds
RiverSource Disciplined Equity	17,503,698	$116,588,405	$70,714,939

Ameriprise Financial Stock Fund
Ameriprise Financial, Inc. Common Shares	1,819,381	$71,000,856	$42,445,882

Collective Investment Funds
RiverSource Trust Equity Index Fund III	1,206,665	$42,651,619	$31,931,982
AllianceBernstein International	6,581,183	$67,516,167	$40,671,711

2007
Mutual Funds
RiverSource Disciplined Equity	18,141,378	$125,359,889	$125,901,164

Ameriprise Financial Stock Fund
Ameriprise Financial, Inc. Common Shares	1,352,225	$58,908,082	$74,520,727

Collective Investment Funds
RiverSource Trust Equity Index Fund III	1,151,818	$41,376,319	$48,364,827
Wellington Trust Fund Mid Cap Growth	3,894,878	$40,393,937	$47,751,201
AllianceBernstein International	6,631,406	$69,080,402	$81,433,670

5. Investment Contracts

Investment contracts are comprised of both an investment and a contractual component. The investment component consists of collective investment funds and a pooled portfolio of actively managed fixed income securities owned by the Fund, referred to as the Covered Assets. The Fund enters into wrapper agreements (the contractual component) with third-parties, generally insurance companies or banks, to protect the Covered Assets from adverse interest rate movements. Under the agreements, the third-party is obligated to provide sufficient funds to cover participant benefit withdrawals and investment transfers regardless of the market value of the Covered Assets. While the agreements protect the Fund against interest rate risk, the Fund is still exposed to default risk if issuers of Covered Assets default on payment of interest or principal.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Contract value represents the face amount of the contract plus accrued interest at the contract rate.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2008

5. Investment Contracts (continued)

Certain events may limit the ability of the Fund to transact at contract value with the contract issuers for participant benefit payments or investment transfers. One possible event would be a request by the Company to terminate or partially terminate the Plan. Another possible event would be a request by Wachovia to terminate a contract at market value. Neither of these events is probable.

Certain events may allow the issuer to terminate a fully benefit-responsive investment contract and settle at an amount different from contract value. Such events are not probable but may include the termination of the Plan or the Trust holding the Fund assets, the replacement of the trustee of the Fund without the consent of the wrapper provider, a breach of the contract terms by a counterparty, or a legal or regulatory event such as an adverse ruling by a regulatory agency.

The crediting rate of an investment contract is the rate at which the Fund will recognize income on Covered Assets. The rate is tied to the performance and duration of the Covered Assets and is generally reset quarterly. The weighted average crediting rates on investment contracts was 4.80% and 5.11% at December 31, 2008, and 2007, respectively. The average yield on investment contracts was 7.06% and 7.21% for 2008 and 2007, respectively.

6. Fair Values of Assets

Effective January 1, 2008, the Plan adopted SFAS 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

Under SFAS 157, the Plan categorizes its fair value measurements according to a three-level hierarchy. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1	Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2	Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Plan uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets. The Plan’s market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets. The Plan’s income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2008

6. Fair Values of Assets (continued)

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Assets

Mutual Funds

The fair value of mutual funds is determined by the net asset value (“NAV”) which represents the exit price. Mutual funds are classified as Level 1 as they are traded in active markets and quoted prices are available.

Collective Investment Funds

The fair value of collective investment funds is determined by the NAV which represents the exit price. Collective investment funds are classified as Level 2 as they are traded in principal-to-principal markets with little publicly released pricing information.

Ameriprise Financial Stock Fund

The fair value of the Ameriprise Financial Stock Fund is determined using quoted prices in active markets for Ameriprise Financial, Inc. common shares and is classified as Level 1. Actively traded money market funds are measured at their NAV and classified as Level 1.

Self-Managed Brokerage Account

The fair value of mutual funds is determined by the NAV which represents the exit price. Mutual funds are classified as Level 1 as they are traded in active markets and quoted prices are available.

Income Fund

Fixed income securities fair value is obtained from nationally-recognized pricing services, broker quotes, or other model-based valuation techniques such as present value of cash flows. Fixed income securities classified as Level 1 include U.S. Treasuries and those classified as Level 2 include agency mortgage backed securities, commercial mortgage backed securities, and U.S. government and agency securities. Mutual funds fair value is based on the NAV. Mutual funds are classified as Level 1 as they are traded in active markets and quoted prices are available. Wrapper agreements fair value is based on the present value of future fee payments attributable to each wrapper. Wrapper agreements are classified as Level 3 as there are significant unobservable inputs.

Participant Loans

Participant loans are measured at cost, which is a reasonable estimate of fair value due to restrictions on transfers of these loans. Participant loans are classified as Level 3 as the inputs are unobservable.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2008

6. Fair Values of Assets (continued)

The following table presents the balances of assets measured on a recurring basis:

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Assets
Mutual funds	$264,279,110	$—	$—	$264,279,110
Collective investment funds	—	102,817,557	—	102,817,557
Ameriprise Financial stock fund	42,967,936	—	—	42,967,936
Self-managed brokerage account	79,834,953	—	—	79,834,953
Income Fund:
Investment contracts	22,389,766	55,170,083	—	77,559,849
Other income fund investments	13,967,127	255,957	179,850	14,402,934
Participant loans	—	—	19,143,155	19,143,155
Total assets at fair value	$423,438,892	$158,243,597	$19,323,005	$601,005,494

The following table provides a summary of changes in Level 3 assets measured at fair value on a recurring basis:

	Participant Loans	Income Fund

Balance, January 1, 2008	$19,594,095	$162,507
Total gains included in:
Total investment loss	1,340,789	17,343
Purchases, sales, issuances and settlements, net	(1,791,729)	—
Balance, December 31, 2008	$19,143,155	$179,850

Change in unrealized gains included in total investment loss relating to assets classified as Level 3 held at December 31, 2008	$—	$17,343	(1)

(1) Included in net realized/unrealized depreciation in the Statements of Changes in Net Assets Available for Benefits.

7. Risks and Uncertainties

The Plan invests in various investment securities, which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)
December 31, 2008

8. Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service dated December 11, 2007 to the effect the Plan is qualified under the Code and the Trust established under the Plan is tax exempt and the Plan satisfies the requirement of Code section 4975(e)(7) as an ESOP. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is operated in compliance with the applicable requirements of the Code, and therefore believes the Plan is qualified and the Trust is tax exempt and the Plan satisfies the requirements of 4975(e)(7).

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007

Net assets available for benefits per the financial statements	$604,227,047	$910,701,077
Deemed distributions of participant loans	(208,577)	(224,702)
Difference between contract value and fair value of investment contracts	2,315,060	754,540
Net assets available for benefits per Form 5500	$606,333,530	$911,230,915

10. Subsequent Events

As of May 22, 2009, the Company Stock Contributions have been suspended. In 2009, the Plan was amended for participants added due to acquisitions completed by the Company in November 2008 and May 2009. For these employees, prior service counts towards eligibility and vesting. For purposes of limits on contributions, base salary for certain of these employees was expanded to include commissions and performance related bonuses.

Ameriprise Financial 401(k) Plan

SUPPLEMENTAL SCHEDULES

Ameriprise Financial 401(k) Plan

Schedule H, Line 4a — Delinquent Deposits of Participant Contributions

Year Ended December 31, 2008

Name of Plan Sponsor:	Ameriprise Financial, Inc.
Employer Identification Number:	13-3180631
Three-Digit Plan Number:	001

Participant Contributions of the 2007 Plan Year Not Deposited Into the Plan Within the Time Period Described in 29 CFR 2510.3-102 (Line 4a of Schedule H)	$74

Less: Amount fully corrected consistent with the DOL’s Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	(74)

Delinquent Deposits of Participant Contributions Constituting Non-exempt Prohibited Transactions	$—

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Name of Plan Sponsor:	Ameriprise Financial, Inc.
Employer Identification Number:	13-3180631
Three-Digit Plan Number:	001

Identity of Issue, Borrower, Lessor, or Similar Party	Shares / Units or Face Amount	Current Value

Mutual Funds —
RiverSource Diversified Bond Fund*	5,661,316	$26,712,922
RiverSource Balanced Fund*	2,584,292	19,356,348
RiverSource Retirement Plus 2010*	811,992	5,732,665
RiverSource Retirement Plus 2015*	1,881,893	13,097,972
RiverSource Retirement Plus 2020*	2,338,042	15,314,174
RiverSource Retirement Plus 2025*	2,766,605	18,121,266
RiverSource Retirement Plus 2030*	2,718,859	17,835,714
RiverSource Retirement Plus 2035*	1,899,312	12,326,536
RiverSource Retirement Plus 2040*	1,198,271	7,549,106
RiverSource Retirement Plus 2045*	1,049,176	6,756,691
RiverSource Mid Cap Value Fund*	1,882,998	8,850,089
RiverSource Diversified Equity Income Fund*	2,257,611	15,961,309
RiverSource Disciplined Equity Fund*	17,503,698	70,714,939
James Small Cap Fund	1,001,101	14,035,436
Alger Small Cap Fund	772,629	11,913,943
Total Mutual Funds		264,279,110

Collective Investment Funds —
RiverSource Trust Equity Index Fund III*	1,206,665	31,931,982
Wellington Trust Mid Cap Growth Portfolio	3,721,045	24,224,004
Wellington Trust Large Cap Growth Portfolio	631,176	5,989,860
AllianceBernstein International	6,581,183	40,671,711
Total Collective Investment Funds		102,817,557

Ameriprise Financial Stock Fund —
Evergreen Money Market Fund*	522,054	522,054
Ameriprise Financial, Inc. Common Shares*	1,819,381	42,445,882
Total Ameriprise Financial Stock Fund		42,967,936

Self-Managed Brokerage Account		79,834,953

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2008

Identity of Issue, Borrower, Lessor, or Similar Party	Shares / Units or Face Amount	Current Value

Income Fund —
RiverSource Trust Money Market Fund I*	16,305,263	16,305,263
RiverSource Government Income Fund*	172,005	4,321,632
RiverSource Trust Stable Capital Fund I*	471,059	11,084,953
U.S. Government Obligations:
FNMA TBA 30YR 4.5% 1/15/39	725,000	734,743
FNMA 30YR TBA 1/1/35	650,000	663,610
FNMA 15YR TBA 6.00%	600,000	622,125
FNMA 30YR TBA 6.00%	350,000	360,281
GNMAII TBA 30YR 5.5% 1/15/38	500,000	513,284
GNMA TBA 30YR 6.00% 1/15/39	500,000	515,781
FHLMC GOLD TBA 30YR 5.50%	1,000,000	1,023,438
FHLMC GOLD #E92454	118,896	123,110
FHLMC GOLD #E97248	112,889	116,843
FHLMC GOLD #E99565 5.50% 9/01/18	139,261	144,047
FHLMC GOLD #E99595 5.50% 10/01/18	46,641	48,283
FHLMC (NON GOLD) ARM #1J0614 5.69% 9/01/37	302,212	308,985
FGOLD 30YR 6.00% 9/1/37	396,630	401,170
FGOLD 10 YR #G12100 5.00% 5/1/16	118,471	121,359
FHLMC GOLD #G12141	722,084	740,982
FHLMC GOLD #QQQ	970,262	1,000,570
H 1G 1G0847	601,019	603,700
FHLMC NON-GOLD ARM #1J1396	477,899	489,233
FHLMC (NON-GOLD) ARM #1G2450	580,284	592,267
FHLMC (NON-GOLD) ARM #1G2598	410,725	422,612
FHLMC #G10559 GOLD 7.00%	8,181	8,476
FHLMC #G10561 GOLD 7.00%	8,517	8,824
FHLMC #C66537	49,952	52,496
FHLMC #C66594	34,898	36,675
FED Home Mortgage Corp Pool 5.50% 12/1/38	500,000	512,287
FHLMC 15YR #E00546 5.50% 3/1/13	20,637	21,207
FHLMC GOLD #E00593	27,432	28,203
FHLMC GOLD #B12280	113,973	117,890
FHLMC CMO 6.085% 9/25/29	32,918	32,852
FHLMC 10/22/10	330,000	347,854
FHLMC #E20124 GOLD	1,769	1,808
FHLMC 2403-DA	70,127	70,964
FHLMC 5.00% 12/14/18	575,000	595,996

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2008

Identity of Issue, Borrower, Lessor, or Similar Party	Shares / Units or Face Amount	Current Value

Income Fund (continued) —
FHLMC #780514 ARM	87,476	88,382
FNMA 5.13% 1/2/14	906,000	957,425
FNMA #190888	2,752	2,767
FNMA #250800 7.50%	10,666	11,083
FNMA #252016	27,344	28,928
FNMA 15YR #252260 6.00%	40,476	42,196
FNMA #254187	3,162	3,163
FNMA #254190	2,206	2,202
FNMA #254757	33,450	34,043
FNMA #254774	44,696	45,631
FNMA #255488	146,629	152,727
FNMA #323812 6% 7/1/29	991,880	1,027,103
FNMA #357264	951,567	983,276
FNMA #357324	528,549	541,537
FEDERAL NATL MTG ASSN GTD MTG PASS #0357850	897,227	920,817
FNMA #387357	480,913	481,862
FNMA #387549	428,541	424,803
FNMA #433679	89,117	92,643
FNMA #462237	291,552	299,476
FNMA #535003	34,118	35,389
FNMA #535219	26,631	27,908
FNMA #535802	44,542	46,291
FNMA #545874	108,497	114,180
FNMA #555432	760,252	781,191
FNMA #555528	394,855	408,013
FNMA #555531	688,854	707,827
FNMA #635227	138,877	146,143
FNMA #635894	34,861	36,694
FNMA #636030	61,795	65,011
FNMA #638210	33,089	34,817
FNMA #640996	55,040	58,317
FNMA #646456	202,247	214,016
FNMA #647989	253,235	267,971
FNMA #648349	135,610	140,853
FNMA #653145	102,511	106,501
FNMA ARM #654285	65,110	66,991
FNMA #659930	675,358	697,863
FNMA #667787	84,655	87,591
FNMA #670891	209,873	215,393

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2008

Identity of Issue, Borrower, Lessor, or Similar Party	Shares / Units or Face Amount	Current Value

Income Fund (continued) —
FNMA 2003-W11 A1	1,946	1,907
FNMA #200394	17,197	17,159
FHLMC 2617 HD	114,594	120,021
FNMA 2003-W19-1A6	575,000	580,750
FNMA 2003-133 GB	39,322	41,407
FHLMC_2641	107,048	113,536
FNMA 2004-W3 A15	105,287	102,590
FNMA 2004-W10 A23	28,416	28,396
FNMA 2004-60 PA	218,338	225,868
FHLMC 2750 DB	108,427	109,155
FHLMC 2770 ON	313,756	313,601
FHLMC 2843-BA	121,160	123,650
FHLMC 2907-AG	163,135	165,595
FHLMC 3154-AN	575,000	591,796
FHMS 2006-K1-A2	1,251,004	1,304,574
FHLMC 2.718% 2/15/19	767,460	740,016
FNMA 3.250% 4/9/13	625,000	651,250
FNMA #682229 5.5% 3/1/33	554,774	570,661
FNMA #683387	740,836	761,241
FNMA #695838	112,006	116,059
FNMA #699883	740,153	760,539
FNMA #702427	186,097	192,054
FNMA #703937	27,443	28,394
FNMA #704265	750,128	770,789
FNMA #705304	152,425	158,877
FNMA #720399	155,816	161,318
FNMA #720422	103,280	106,893
FNMA GTD MTG PASS #0725066	486,123	502,019
FNMA #725090	143,017	146,788
FNMA #725232	824,407	843,893
FNMA #725284	55,054	57,076
FNMA #725425	142,258	146,192
FNMA #725773	736,074	755,887
FNMA #725815	284,536	293,840
FNMA #735841 4.50% 11/01/19	253,424	260,031
FNMA #740843	88,946	91,972
FNMA #741897	189,169	193,641
FNMA #745275	1,188,957	1,215,573

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2008

Identity of Issue, Borrower, Lessor, or Similar Party	Shares / Units or Face Amount	Current Value

Income Fund (continued) —
FNMA #745563	238,566	245,136
FNMA #745629	460,349	463,219
FNMA #747019	90,925	93,841
FNMA #754297	67,432	68,108
FNMA #759123	103,385	104,056
FNMA #761141	419,926	433,498
FNMA #763578	723,732	746,832
FNMA #764082	156,266	158,883
FNMA #764156	136,262	137,384
FNMA #766731	668,140	683,515
FNMA #780582	150,019	151,616
FNMA #785506	1,358,392	1,389,651
FNMA ARM #786628	117,148	120,204
FNMA #794787	150,902	152,784
FNMA ARM #799769	116,618	118,137
FNMA ARM #801344	124,873	126,280
FNMA #804303	913,484	938,073
FNMA #22092 5.5% 9/1/34	327,107	336,117
FNMA #809534 5.09% 2/01/35	192,961	195,068
FNMA 10/1 HYBRID ARM 5.1% 8/1/35	419,162	421,137
FNMA ARM #820545	266,187	269,537
FNMA ARM #826908	350,014	356,932
FNMA #831809	943,784	972,727
FNMA #844705	377,948	386,943
FNMA #844816	174,572	181,881
FNMA ARM #847988	387,900	392,978
FNMA ARM #849082	311,194	319,503
FNMA ARM #849170	282,614	290,663
FNMA #865689	306,355	314,032
FNMA #865818	323,330	331,519
FNMA ARM #866097	255,155	262,432
FNMA #871091	810,357	842,644
FNMA ARM #872753	122,110	125,610
FNMA #883267	292,435	305,840
FNMA #886054	195,967	206,804
FNMA ARM #887096	284,270	291,829
FNMA #888414	867,996	887,427
FNMA 889052 6% 2/1/38	890,389	918,665
FNMA ARM #902818	183,104	187,284

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2008

Identity of Issue, Borrower, Lessor, or Similar Party	Shares / Units or Face Amount	Current Value

Income Fund (continued) —
FNMA #920874	817,070	849,625
FNMA GTD MTG PASS #0928771	530,068	559,062
GNMA 2006-32-A	589,040	602,437
GNMA 2006-30-A	805,985	812,139
GNMA 2004-60 A	221,541	221,651
UST INFLATION INDEX 7/15/12	1,240,000	1,463,849
U.S. TREASURY NTS NOTE 2.875% 6/30/10	1,980,000	2,050,460
U.S. TREASURY NTS NOTE 1.5% 10/31/10	2,515,000	2,552,529
JP MORGAN CHASE 12/1/10	575,000	586,544

Accrued Income and Wrappers:
Synthetic Accrued Income		298,013
AIG Wrapper		19,165
Bank of America Wrapper		17,442
State Street Wrapper		13,151
RBC II Wrapper		8,028
IXIS Wrapper		25,715
RBC I Wrapper		6,636
Rabobank Wrapper		15,484
JP Morgan Chase Wrapper		22,001
Pacific Life Wrapper		15,235
Met Life Wrapper		18,592
Monumental V Wrapper		13,245
Monumental II Wrapper		5,156
Total Income Fund		91,962,783

Loans to Participants*
Various, 4.0% — 9.5%, due 1/07 — 10/36		19,143,155
Less: Deemed distributions		(208,577)
Net participant loans		18,934,578

Assets Held at End of Year per Form 5500		$600,796,917

* Indicates Party-in-interest

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERIPRISE FINANCIAL 401(k) PLAN
By	/s/ Michelle Rudlong
Michelle Rudlong
Delegate
Employee Benefits Administration Committee

Date: June 23, 2009

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm.